SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 3

to

ANNUAL REPORT

of

KFW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2016

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2016 as follows:

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW—Other Recent Developments” on page 2 hereof to the “Recent Developments—KfW—Other Recent Developments” section;

-	Exhibit (d) is hereby amended by replacing the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures—Gross Domestic Product (GDP)” on page 3 hereof to the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures—Gross Domestic Product (GDP)”.

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on page 4 hereof to the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments”.

This report is intended to be incorporated by reference into KfW’s prospectus dated November 18, 2016, and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On December 27, 2017, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.1895 (EUR 0.8407 per U.S. dollar).

EXCHANGE RATE INFORMATION

We file reports with the Securities and Exchange Commission giving financial and economic data expressed in euro.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from November 2017 through December 22, 2017, as reported by the Federal Reserve Bank of New York.

2017	High	Low
November	1.1936	1.1577
December (through December 22)	1.1910	1.1725

No representation is made that the euro or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

RECENT DEVELOPMENTS

KFW

Other Recent Developments

Chief Executive Officer

In December 2017, KfW’s Chief Executive Officer, Dr Ulrich Schröder, duly resigned from office, with effect as of December 31, 2017. Dr Schröder’s resignation was based on health reasons.

Subsequently, KfW’s Board of Supervisory Directors (Verwaltungsrat) appointed KfW’s Deputy Chief Executive Officer, Dr Günther Bräunig, as KfW’s new Chief Executive Officer with effect as of January 1, 2018.

Funding Volume for 2018

On December 11, 2017, KfW announced that it expects its volume of long-term funding to be raised in the capital markets in 2018 to be in a range of EUR 70 billion to EUR 75 billion.

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects)(1)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year
3rd quarter 2016	0.3	1.8
4th quarter 2016	0.4	1.8
1st quarter 2017	0.9	2.1
2nd quarter 2017	0.6	2.3
3rd quarter 2017	0.8	2.8

(1)	Adjustment for seasonal and calendar effects according to the Census X-12-ARIMA method.

Germany’s gross domestic product (“GDP”) increased by 0.8% after price, seasonal and calendar adjustments in the third quarter of 2017 compared to the second quarter of 2017. Compared to the previous quarter, positive contributions came from foreign trade. Exports of goods and services increased by 1.7% compared to the second quarter of 2017. Imports in the third quarter of 2017 increased less markedly (+0.9%) than exports compared to the second quarter of 2017. Arithmetically, the balance of exports and imports thus had a positive effect on the gross domestic product growth. The final consumption expenditure of households and of general government remained rather stable at the level of the second quarter of 2017. In addition, capital formation showed a positive development (+0.4%) compared with the previous quarter. While gross fixed capital formation was up especially in machinery and equipment (+1.5%), it fell slightly in construction (–0.4%) compared with the second quarter of 2017, respectively.

In a year-on-year comparison, the German economy recorded positive growth. GDP in the third quarter of 2017 increased by 2.8% in price and calendar-adjusted terms compared to the corresponding period in 2016, following an increase of 2.3% in the second quarter of 2017 and 2.1% in the first quarter of 2017.

Source: Statistisches Bundesamt, Detailed gross domestic product results for the 3rd quarter of 2017, press release of November 23, 2017 (https://www.destatis.de/EN/PressServices/Press/pr/2017/11/PE17_422_811.html).

Other Recent Developments

German General Elections for the Deutscher Bundestag

The formation of a new federal government has not yet been concluded. Federal President (Bundespräsident) Frank-Walter Steinmeier announced that he will seek a dialogue with those parties and their respective chairpersons, whose political agendas overlap to an extent that does not exclude the formation of a government with each other, with a view to encouraging a successful formation of government in the near future. Pending the formation of a new federal government, the pre-electoral federal government remains in office as an acting federal government to ensure continuity between governments pursuant to Article 69 section 3 of the German basic constitutional law (Grundgesetz).

Sources: Bundespräsidialamt, Erklärung von Bundespräsident Steinmeier zur Regierungsbildung, press release of November 20, 2017 (http://www.bundespraesident.de/SharedDocs/Downloads/DE/Reden/2017/11/171120-Statement-Regierungsbildung.pdf?__blob=publicationFile); Bundesregierung, Frequently asked questions about forming a government, Article of November 20, 2017 (https://www.bundesregierung.de/Content/EN/Artikel/2017/11_en/2017-10-24-faq-regierungsbildung_en.html?nn=447370#doc2285056bodyText4).

The European Union and European Integration

On December 15, 2017, the European Council reviewed the latest developments in the negotiations following the United Kingdom’s notification of its intention to leave the EU. The European Council decided that sufficient progress had been achieved on citizens’ rights, the dialogue on Ireland / Northern Ireland, and the financial settlement. On this basis, the European Council adopted draft guidelines to move to the second phase of negotiations relating to the arrangement of a transition period and the framework for the UK’s future relationship with the EU.

Sources: The European Council, European Council (Art.50), 15/12/2017, last reviewed on December 18, 2017

(http://www.consilium.europa.eu/en/meetings/european-council/2017/12/15/); The European Council, Brexit (Timeline giving an overview of the Brexit negotiations), last reviewed on December 15, 2017 (http://www.consilium.europa.eu/en/policies/eu-uk-after-referendum/).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/S/ DR FRANK CZICHOWSKI

	Name:	Dr Frank Czichowski
	Title:	Senior Vice President and Treasurer

By:	/S/ JÜRGEN KÖSTNER

	Name:	Jürgen Köstner
	Title:	Vice President

Date: December 28, 2017